CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2006

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31		December 31
	2006		2005
	(unaudited)

Assets

Current assets
Cash and equivalents	$10,722,854		$12,948,640
Marketable securities (note 2)	–		363,906
Amounts receivable and prepaids	644,679		416,971
Balances receivable from related parties (note 4)	517,347		448,360
	11,884,880		14,177,877

Equipment	393,636		411,205
Mineral property interests	16,706,930		16,706,930

Total Assets	$28,985,446		$31,296,012

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$2,986,512		$3,161,012

Shareholders' equity
Share capital (note 3)	138,009,137		132,361,949
Contributed surplus (note 3(e))	8,391,924		7,289,377
Deficit	(120,402,127)		(111,516,326)
	25,998,934		28,135,000
Commitments (notes 3(b) and 5)
Subsequent events (note 6)

Total Liabilities and Shareholders' Equity	$28,985,446	$	$ 31,296,012

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Unaudited-Expressed in Canadaian Dollars)

	Three months ended March 31
	2006	2005

Expenses
Amortization	$17,569	$19,468
Conference and travel	178,101	83,399
Exploration (see schedule of exploration expenses)	6,877,060	5,582,068

Foreign exchange loss (gain)	(64,601)	19,843
Interest expense (income)	(132,391)	(118,413)
Legal, accounting and audit	163,259	49,576
Office and administration	748,506	492,580
Shareholder communication	83,342	89,191
Stock-based compensation - exploration	382,773	584,895
Stock-based compensation - administration	719,774	805,824
Trust and filing	106,790	67,105
Net loss before the following	9,080,182	7,675,536
Gain on sale of marketable securities	(194,381)	–
Loss for the period	$8,885,801	$7,675,536

Basic and diluted loss per common share	$0.15	$0.16

Weighted average number of
common shares outstanding	60,803,556	49,350,622

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005
Deficit, beginning of period	$111,516,326	$61,198,495
Loss for the period	8,885,801	7,675,536
Deficit, end of period	$120,402,127	$68,874,031

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31
	2006	2005

Operating activities
Loss for the period	$(8,885,801)	$(7,675,536)
Items not involving cash
Amortization	17,569	19,468
Gain on sale of marketable securities	(194,381)	–
Stock-based compensation	1,102,547	1,390,719
Changes in non-cash working capital items
Amounts receivable and prepaids	(227,708)	(194,648)
Accounts payable and accrued liabilities	(174,500)	677,476
Balances receivable from and payable to
related parties	(68,987)	201,608
Cash and equivalents used for operating activities	(8,431,261)	(5,580,913)

Investing activities
Purchase of equipment	–	(26,181)
Proceeds on sale of marketable securities	558,287	–
Cash and equivalents provided by (used for) investing activities	558,287	(26,181)

Financing activities
Common shares issued for cash, net of issue costs	5,647,188	31,432,158

Increase (decrease) in cash and equivalents	(2,225,786)	25,825,064
Cash and equivalents, beginning of period	12,948,640	12,476,047

Cash and equivalents, end of period	$10,722,854	$38,301,111

The accompanying notes are an integral part of these consolidated financial statements.

Non-cash investing activities
Issuance of shares for mineral property interests		$4,918,309
Fair value of stock options allocated to shares issued
upon exercise		$–

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

		Other
	Pebble Property	Properties	Total

Exploration expenses for the three months ended March 31, 2006		–
Assays and analysis	$50,511	$–	$50,511
Drilling	9,037	–	9,037
Engineering	2,363,905	–	2,363,905
Environmental	2,670,257	–	2,670,257
Equipment rental	13,217	–	13,217
Freight	86,930	–	86,930
Geological	163,393	–	163,393
Graphics	7,788	–	7,788
Helicopter	95,386	–	95,386
Property fees and assessments	39,184	–	39,184
Site activities	422,866	–	422,866
Socioeconomic	836,650	–	836,650
Travel and accommodation	117,936	–	117,936
Incurred during the period	6,877,060	–	6,877,060
Cumulative expenditures, December 31, 2005	86,727,794	(66,418)	86,661,376
Cumulative expenditures, March 31, 2006	$93,604,854	$(66,418)	$93,538,436

Exploration expenses for the three months ended March 31, 2005

Assays and analysis	$57,803	$–	$57,803
Drilling	100,599	–	100,599
Engineering	1,303,372	–	1,303,372
Environmental	3,004,656	–	3,004,656
Equipment rental	8,105	–	8,105
Freight	73,005	–	73,005
Geological	116,234	–	116,234
Graphics	23,481	–	23,481
Helicopter	215,330	–	215,330
Property fees and assessments	49,758	–	49,758
Site activities	137,658	–	137,658
Socioeconomic	406,355	–	406,355
Travel and accommodation	85,712	–	85,712
Incurred during the period	5,582,068	–	5,582,068
Cumulative expenditures, December 31, 2004	43,661,377	(66,418)	43,594,959
Cumulative expenditures, March 31, 2005	$49,243,445	$(66,418)	$49,177,027

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

2.	MARKETABLE SECURITIES

	Number			Carrying
	of shares	Cost	Market value	value
March 31, 2006
Taseko Mines Limited common shares	nil	$–	$–	$–

December 31, 2005
Taseko Mines Limited common shares	256,272	$715,000	$533,046	$363,906

The Company’s investment in 256,272 common shares of Taseko Mines Limited was sold during the three months ended March 31, 2006 for proceeds of $558,287.

3.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance at December 31, 2005	60,092,607	$132,361,949
Issued during fiscal 2006
Options exercised	391,332	1,956,203
Warrants exercised	738,197	3,690,985
Balance at March 31, 2006	61,222,136	$138,009,137

The Company is committed to issue 14,002,268 common shares in connection with its acquisition of Hunter Dickinson Group Inc., ("HDGI"), a related party to the Company, which holds a 20% carried contractual interest in the Pebble copper-gold-molybdenum property in southwestern Alaska. These shares will be issued to the shareholders of HDGI in consideration for the entire issued share capital of HDGI.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable for one common share) for the period ended March 31, 2006 is:

	Exercise	Dec 31			Expired/	Mar 31
Expiry date	price	2005	Issued	Exercised	cancelled	2006
Sept. 18, 2006	$ 5.00	6,985,344	–	(738,197)	–	6,247,147

Weighted average exercise price		$ 5.00	$ –	$ 5.00	$ –	$5.00

(d)	Share purchase options

The continuity of share purchase options for the period ended March 31, 2006 is:

	Exercise	Dec 31			Expired /	Mar 31
Expiry date	price	2005	Granted	Exercised	cancelled	2006
November 30, 2006	$ 4.65	100,000	–	–	–	100,000
November 30, 2006	$ 5.00	1,897,500	–	(366,766)	–	1,530,734
September 28, 2007	$ 5.40	150,000	–	–	–	150,000
November 30, 2007	$ 4.50	170,000	–	(9,966)	–	160,034
November 30, 2007	$ 5.31	641,666	–	(14,600)	(10,000)	617,066
December 14, 2007	$ 5.37	15,000	–	–	–	15,000
		2,974,166	–	(391,332)	(10,000)	2,572,834

Weighted average exercise price		$5.05	$–	$5.00	$5.31	$5.06

Contributed surplus, December 31, 2005	$7,289,377
Changes during the period
Non-cash stock-based compensation	1,102,547
Contributed surplus, March 31, 2006	$8,391,924

(e)	Contributed surplus

4.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended March 31
Transactions	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc.	$ 764,403	$ 484,660
Hunter Dickinson Group Inc.	–	3,200
Sidev Holdings Ltd.	51,713	48,750
Galahad Gold plc	–	78,987
Beattie Consulting Ltd.	1,950	–

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three months ended March 31, 2006
(Unaudited - Expressed in Canadian Dollars)

Balances receivable (payable)	At March 31, 2006	At December 31, 2005
Hunter Dickinson Inc.	$ 517,347	$ 451,560
Hunter Dickinson Group Inc.	–	(3,200)
Galahad Gold plc and subsidiary	–	–
	$ 517,347	$ 448,360

5.	COMMITMENTS

The Company is committed to guarantee the resale of 1,772,775 common shares of the Company (“NDM Resource Land shares”) issued to Teck Cominco American Incorporated (“Teck Cominco”) pursuant to an agreement to acquire the Resource Lands of the Pebble gold-copper-molybdenum property, for proceeds of US$9,938,600. At December 31, 2005, 473,700 of the 1,772,775 NDM Resource Land shares had been sold for proceeds of US$2,039,902. During the quarter ended March 31, 2006, the Company managed the sale of an additional 1,276,414 NDM Resource Land shares for proceeds paid to Teck Cominco of US$7,893,984. Consequently, as at March 31, 2006, the Company was required to manage the resale of the remaining 23,661 NDM Resource Land shares where Teck Cominco would be guaranteed resale proceeds of US$4,714. Any of the 23,661 NDM Resource Land shares remaining after the guaranteed resales proceeds of $4,714 have been paid to Teck Cominco will be returned to the Company’s treasury.

The Company is also committed to guarantee the resale of 977,795 common shares of the Company (“NDM Exploration Lands shares”) for proceeds of US$4 million to Teck Cominco pursuant to an agreement to acquire the Exploration Lands of the Pebble copper-gold-molybdenum property. At March 31, 2006, the Company had managed the sale of 653,686 NDM Exploration Lands shares for proceeds paid to Teck Cominco of approximately US$3,994,028. The Company is required to manage the resale of the remaining 324,109 NDM Exploration Lands shares where Teck Cominco would be guaranteed resale proceeds of US$5,972. Any of the 324,109 NDM Exploration Lands shares remaining after the guaranteed resales proceeds of $5,972 have been paid to Teck Cominco will be returned to the Company’s treasury.

Upon payment in full by the Company of the guaranteed amount of the combined US$14 million of resale proceeds to Teck Cominco, the exercise of the Exploration Lands Option and the Resource Lands Option will be completed and the Company will vest its interest and take registered title to the claims comprising them, subject to acquisition of HDGI’s interest.

6.	SUBSEQUENT EVENTS

Subsequent to March 31, 2006 and prior to May 1, 2006, the Company issued 562,028 common shares pursuant to the exercise of 339,834 share purchase options and 222,194 share purchase warrants for proceeds of approximately $2.8 million. The Company also granted 1,596,500 share purchase options with an exercise price of $7.25 per common share, of which 471,500 share purchase options expire on April 30, 2009 and the remaining 1,125,000 share purchase options expire on April 30, 2011.